UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Notice Regarding Decision on Matters Relating to Repurchases of Shares (Repurchase of Shares from Subsidiaries Pursuant to Article 163 of the Company Law of Japan.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on November 5, 2013, in Kyoto, Japan

Notice Regarding Decision on Matters Relating to Repurchases of Shares

(Repurchase of Shares from Subsidiaries Pursuant to Article 163 of the Company Law of Japan.)

Nidec Corporation (NYSE: NJ) (the “Company”) today announced that at a meeting of the Board of Directors of the Company held on November 5, 2013, the following decision was made regarding repurchases of shares of common stock of the Company from its subsidiaries pursuant to Article 156 of the Company Law of Japan (the “Company Law”) as made applicable through Article 163 of the Company Law.

Background of the Share Repurchases

The Company decided to repurchase shares of its common stock that are held by the subsidiaries described below pursuant to Paragraph 3 of Article 135 of the Company Law.

Details of the Share Repurchases

1.

Class of securities subject to the share repurchases:  Common stock

2.

Total number of shares to be repurchased:  240,075 shares (0.17% of the total number of shares issued, excluding treasury stock) (of which 138,075 shares are held by Nidec Copal Corporation, 68,000 shares by Nidec Tosok Corporation, and 34,000 shares by Nidec Copal Electronics Corporation)

3.

Total repurchase price:  2,218,293,000 yen (The total repurchase price was determined by multiplying 240,075, which is the total number of shares to be repurchased, by 9,240 yen, which is the closing price of the Company’s common stock on the First Section of the Tokyo Stock Exchange on November 5, 2013.)

4.

Date of the share purchases:  November 5, 2013

5.

Method of repurchases:  Repurchases of the subject shares directly from the subsidiaries

Overview of the Subsidiaries (as of October 31, 2013)

1. Company name	Nidec Copal Corporation	Nidec Tosok Corporation	Nidec Copal Electronics Corporation
2. Address of head office	2-18-10 Shimura, Itabashi, Tokyo, Japan	2-24-1 Sobudai, Zama, Kanagawa, Japan	7-5-25 Nishishinjyuku, Shinjyuku, Tokyo, Japan
3.Name and title of company representative	Shigeru Izawa Representative Director, President	Shigeru Murata President and Chief Executive Officer	Sho Kikuchi President and Chief Executive Officer
4. Principal businesses	Manufacture and sales of optical equipment, electronic equipment, components and system equipment	Development, manufacture and sales of automobile parts and measuring devices	Manufacture and sales of electronic components
5. Share capital	11,080 million yen	5,087 million yen	2,362 million yen

Reference

Total number of shares issued and outstanding and shares held in treasury as of October 31, 2013:

• Total number of shares issued (excluding shares held in treasury):  138,149,516 shares

• Shares held in treasury:  6,925,564 shares

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the Company’s current intent, plans, expectations and estimates.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, available funds, alternative uses for cash, competing investment opportunities, and changes in general economic, business and market conditions.  The Company assumes no obligation to, and does not currently intend to, update these forward-looking statements, except as required by law.

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